News Release

For Immediate Release

Stantec acquires Toronto electrical engineering firm Carinci Burt Rogers Engineering, Inc.

EDMONTON AB; TORONTO ON (March 6, 2006) TSX:STN;NYSE:SXC

Stantec announced today it has completed the acquisition of electrical engineering consulting firm Carinci Burt Rogers Engineering, Inc of Toronto (CBR). CBR adds over 20 employees and a strong electrical engineering component to Stantec’s presence in the Greater Toronto Area.

“We’re pleased to have CBR, a leading electrical engineering firm, join Stantec in Toronto,” says Stantec President & CEO, Tony Franceschini. “The addition of CBR builds on our growing presence in the GTA and their impressive resume of electrical engineering projects bolsters our buildings engineering and design capabilities.”

CBR’s illumination experience spans all categories of projects including commercial, industrial, institutional, residential, and recreational buildings and facilities. Some of the firm’s high profile projects include work on the Ontario Association of Architects headquarters in North York, Ontario, the Art Gallery of Ontario, the National Trade Centre, and the Hockey Hall of Fame in Toronto. Other recent projects include electrical engineering work on the William Osler Health Centre, the new facility for The Royal Ottawa Health Centre Group, The Accolade Project at York University, and numerous projects at the University of Ontario Institute of Technology.

“Joining Stantec gives us the ability to tap into a wealth of expertise and technical resources,” says Fred Carinci, CBR President. “Stantec’s North American network of professionals and support staff will help us better serve our clients and create career advancement opportunities for our employees.”

Fred Carinci and Corrie Burt, CBR Chairman, will both continue with Stantec providing leadership within Toronto’s Buildings Engineering group. Stantec now has more than 400 staff in the GTA. CBR staff will continue to operate out of their current location in Toronto.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,500 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Some of these statements may involve risks and uncertainties. Actual results may be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec’s filings with the Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288	CBR Contact Fred Carinci President CBR Tel: (416) 756-2356
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